QUEST RESOURCE CORPORATION

EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Exhibit 12.1

	Six Months Ended	Six Months Ended
	June 30, 2006	June 30, 2007
	(unaudited)
	($ in thousands)
EARNINGS:
Income (loss) before income taxes & minority interest	$2,937	$(6,714)
Add:
Interest expense (a)	8,912	14,723
Loan cost amortization	547	1,115
Income as adjusted	$12,396	$9,124

FIXED CHARGES:
Interest expense	8,912	14,723
Add:
Loan cost amortization	547	1,115
Fixed Charges	$9,459	$15,838

Preferred Stock Dividends
Preferred Dividend Requirements	$—	$—
Ratio of income before provision for taxes to net income	1.0	1.0
Subtotal-Preferred Dividends	$—	$—
Combined Fixed Charges and Preferred Dividends	$9459	$15838
Ratio of Earnings of Fixed Charges	1.31	0.58
Insufficient coverage	$—	$6,714
Ratio of Earnings of Fixed Charges	1.31	0.58
Insufficient coverage	$—	$6,714

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.